EXHIBIT 99.2

NOTICE OF ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS

GIANT RESOURCES INC.
246 Stewart Green S.W., Suite 4010
Calgary, Alberta, Canada
T3H 3C8

NOTICE OF THE ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting of the Shareholders (the “Meeting”) of Giant Resources Inc. (the "Company") will be held at Suite 1700 - 1185 West Georgia Street, Vancouver, British Columbia, on:

Wednesday, June 27, 2012

at the hour of 1:00 in the afternoon (Vancouver, British Columbia time) for the following purposes:

1.	to receive the financial statements of the Company for its fiscal year ended December 31, 2011 and the report of the Auditors thereon;

2.	to elect Directors;

3.	to authorize the Directors to appoint the Company’s auditor and fix their remuneration for the next year;

4.	to authorize the Company’s Directors to set the size of the Board of Directors; and

5.	to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice is an information circular and proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Calgary, Alberta, this 5th day of June, 2012.

ON BEHALF OF THE BOARD OF DIRECTORS

“Michael Nott”

PRESIDENT